Churchill Downs Incorporated Electronic EDGAR Proof

Job Number: **-NOT DEFINED-**

Company Name: **-NOT DEFINED-**

Form Type: **8-K**

Reporting Period / Event Date: **02-07-2007**

Customer Service Representative: **-NOT DEFINED-**

Revision Number: **-NOT DEFINED-**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 7, 2007



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State of incorporation)	(Commission file number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 7, 2007, the Board of Directors approved a resolution to designate Michael W. Anderson the Company's principal financial officer and the officer to perform the functions of a Chief Financial Officer for the time frame required to oversee and complete the filing of the Company's Annual Report on Form 10-K, including the signing of such Form 10-K and the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Mr. Anderson, age 36, has served as the Company's Vice President, Corporate Finance and Treasurer since June 2002. Mr. Anderson served as Corporate Controller of Churchill Downs from January 2000 to December 2001. He served as Controller with the Company from November 1996 to December 1999.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


CHURCHILL DOWNS INCORPORATED


February 12, 2007   /s/ Robert L. Evans
                                                      Robert L. Evans
                                                      President & Chief Executive Officer